UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 2)
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RENT THE RUNWAY, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, Par Value $0.001 Per Share
 Options to Purchase Class B Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

76010Y103 (Class A Common Stock)
N/A (Class B Common Stock)
(CUSIP Number of Class of Securities)

Jennifer Y. Hyman
Co-Founder, Chief Executive Officer and Chair
Rent the Runway, Inc.
10 Jay Street
Brooklyn, New York 11201
(212) 524-6860
(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Filing Person)

Copy to:

Marc D. Jaffe, Esq.
Jenna B. Cooper, Esq.
Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York 10020
(212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

Explanatory Note

This Amendment No. 2 to Tender Offer Statement on Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) relating to the Offer to Exchange Certain Eligible Outstanding Options for a Number of Replacement Restricted Stock Units, dated June 9, 2023 (as amended on July 7, 2023) (the “Offer to Exchange”) by Rent the Runway, Inc., a Delaware corporation (the “Company”), originally filed by the Company with the Securities and Exchange Commission on June 9, 2023, as amended and supplemented by Amendment No. 1 dated and filed on July 7, 2023.

This Amendment No. 2 is the final amendment and is being made to report the results of the Option Exchange and to amend and supplement Item 4(a) (Material Terms) of the Schedule TO to report such results.

The information in the Schedule TO, including all schedules and annexes to the Schedule TO, which were previously filed with the Schedule TO, is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2. Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is amended and supplemented by adding the following information:

(a) Material Terms.

The Option Exchange expired 11:59 p.m., U.S. Eastern Time, on Monday, July 10, 2023. Pursuant to the Option Exchange, as of the expiration of the Option Exchange, 98 eligible service providers (as defined in the Offer to Exchange) tendered, and the Company accepted for cancellation, eligible options (as defined in the Offer to Exchange) to purchase an aggregate of (i) 3,570,394 shares of the Company’s Class A Common Stock, representing approximately 92% of the total shares of the Class A Common Stock underlying the eligible options held by eligible service providers and (ii) 3,057,017 shares of the Company’s Class B Common Stock, representing 100% of the total shares of the Class B Common Stock underlying the eligible options held by eligible service providers. On July 11, 2023, following the expiration of the Option Exchange, the Company granted an aggregate of 2,650,930 replacement RSUs (as defined in the Offer to Exchange) in exchange for the cancellation of the tendered eligible options. The vesting terms of the replacement RSUs are described in detail in the Offer to Exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2023	RENT THE RUNWAY, INC.

	By:	/s/ Jennifer Y. Hyman
Name: Jennifer Y. Hyman
Title: Chief Executive Officer